UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2025

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Closing of Private Placement

On November 24, 2025, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), completed its previously reported private placement (the “Private Placement”) of an aggregate of 212,000,000 ordinary shares, par value NIS 0.40 per share, of the Company (the “Ordinary Shares” and such Ordinary Shares issued in the Private Placement, the “Shares”), or pre-funded warrants in lieu of Shares to purchase Ordinary Shares (the “Pre-Funded Warrants” and the Ordinary Shares issuable upon exercise thereof, the “Pre-Funded Warrant Shares” and, together with the Shares and the Pre-Funded Warrants, the “Securities”) at a purchase price of $1.00 per Share or $0.99 per Pre-Funded Warrant in lieu thereof in accordance with the terms of a securities purchase agreement (the “Securities Purchase Agreement”) entered into on November 24, 2025 by and among the Company and certain accredited investors (the “Purchasers”). The Company received $212.0 million in gross proceeds from the Private Placement before deducting fees and estimated offering expenses payable by the Company. Pursuant to the Securities Purchase Agreement, the Company has agreed to use substantially all of the net proceeds from the Private Placement to purchase RAIN and for the establishment of the Company’s cryptocurrency treasury operations with respect to the Company’s digital asset treasury strategy, as well as to pay all transaction fees and expenses.

Pursuant to the Securities Purchase Agreement, at the closing of the Private Placement, the Company and the Purchasers entered into a registration rights agreement, pursuant to which the Company agreed to prepare and file a registration statement on Form F-3 with the Securities and Exchange Commission (the “SEC”) no later than December 24, 2025 to register the resale of the Shares and the Pre-Funded Warrant Shares. The Company previously filed the forms of registration rights agreement and Pre-Funded Warrants on a Form 6-K filed with the SEC on November 24, 2025 (the “Prior Form 6-K”).

At the closing of the Private Placement, the Company entered into a Shareholders’ Agreement with certain of the Purchasers, pursuant to which, among other things, the Company issued Sobrinia Ltd. (“Sobrinia”), in consideration of Sobrinia’s efforts in connection with structuring the Company’s digital asset treasury strategy, a five-year warrant to purchase up to an aggregate of 1,750,000 Ordinary Shares at an exercise price of $1.00 per share “Lead Investor Warrants” and the Ordinary Shares issuable upon exercise thereof are collectively referred to as the “Lead Investor Securities”). The Company previously filed the forms of Shareholders’ Agreement and Lead Investor Warrants with the Prior Form 6-K.

The Securities and the Lead Investor Securities were offered and sold pursuant to the exemption from registration provided for under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Rule 506 of Regulation D promulgated thereunder. The Company relied on this exemption from registration based in part on representations made by the Purchasers and Sobrinia, including that each is an “accredited investor” as defined Rule 501(a) promulgated under the Securities Act. The Securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Board of Directors

Departure of Andrew Singer

Andrew Singer resigned from the Company’s Board of Directors (the “Board”) effective upon the closing of the Private Placement. The decision by Mr. Singer to resign from the Board was not the result of any disagreement with the Company on any matter regarding the Company’s operations, policies or practices. The Board appointed Dr. Roger Pomerantz to fill the vacancy on the Board’s Audit Committee created by Mr. Singer’s resignation, and determined that Dr. Pomerantz is an audit committee financial expert, as defined by applicable SEC rules, and has the requisite financial sophistication for service on the Audit Committee as required by the listing rules of the Nasdaq Capital Market.

Appointment of Matteo Renzi

As previously announced, on November 24, 2025, the Board appointed Matteo Renzi to serve on the Board effective upon the closing of the Private Placement. Mr. Renzi will serve as a director until the Company’s 2026 annual general meeting of shareholders and until his successor shall have been duly elected and qualified, subject to his earlier death, resignation, retirement, disqualification or removal.

The information under the headings “Closing of Private Placement” and “Board of Directors” is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-286956), filed with the SEC.

Press Release

On November 26, 2025, the Company issued a press release announcing the closing of the Private Placement. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: November 26, 2025

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